*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (02032015)

February 3, 2015

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller and Mr. Ron Winfrey

Re:	PetroQuest Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 5, 2014
File No. 001-32681
Response Letter dated January 22, 2015

Dear Messrs. Hiller and Winfrey:

This letter is in response to your letter dated January 30, 2015 (the “Comment Letter”), to PetroQuest Energy, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). For your convenience, each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We hope the Staff will consider this letter to be responsive to the comments. We respectfully request an opportunity to discuss this letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis.

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Form 10-K for Fiscal Year Ended December 31, 2013

Oil and Gas Reserves, page 7

1.	We have considered the material provided in your January 22, 2015 response letter, which clarifies certain aspects of your December 22, 2014 response letter, as well as the information provided in your prior response letters. As previously indicated, we believe that you will need to revise your determination and presentation of proved undeveloped reserves to comply with Rule 4-10(a) of Regulation S-X. In this regard, your description of procedures and various circumstances underlying changes to PUD reserves that were unrelated to conversions suggests that reasonable certainty of executing development plans had not been established. Further to this point, we note the following:

•	In each of the years 2010 through 2014, you did not develop any of the reserve quantities from the oldest “layer” of PUD reserves, and in 2011, 2013 and 2014 you did not develop any of the reserve quantities from the three oldest “layers” of PUD reserves.

•	Your actual drilling has consistently failed to follow schedules developed as part of your PUD determination. For example, you did not drill during 2014 any of the locations identified for drilling during that year as part of your December 31, 2013 PUD determination. Similarly, you did not drill during 2013 any of the locations identified for drilling during that year as part of your December 31, 2012 reserve determination, and you drilled during 2012 only 15 of 99 locations identified for drilling during that year as part of your December 31, 2011 PUD determination.

•	Of the PUD locations identified in your December 31, 2011 and December 31, 2012 PUD determinations that were not drilled in the following year or subsequently sold, only a very small number have been subsequently drilled.

•	For the three oldest “layers” in your PUD determinations as of December 31, 2012 and December 31, 2013, drilling had not proceeded according to the initial drilling schedule for the significant majority of PUD locations.

In view of the consistent variation between the drilling plans underlying your PUD determinations and your actual drilling activities, together with the recurring failure to develop PUD locations with 5 years of initial booking, revise your determination and presentation of PUD reserves to include only those locations for which you can demonstrate reasonable certainty and which otherwise comply with the definitions in Rule 4-10(a) of Regulation S-X. In particular, see the definitions in Rule 4-10(a) paragraphs 22, 24 and 31. Also, see Compliance and Disclosure Interpretation 131.04

COMPANY RESPONSE: In response to the Staff’s comments, the Company has recently taken steps to enhance its reserve booking processes to comply with Rule 4-10(a) of Regulation S-X and the Staff’s guidance thereunder with respect to proved undeveloped reserves. In connection with the adoption of its development plan as of December 31, 2014, the Company formed a PUD Review Committee (the “Committee”) comprised of its Chief Operating Officer, Executive Vice President of Operations, Chief Financial Officer and Reservoir Engineering Manager. This

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Committee will meet annually in connection with each year-end reserve report and its purpose is to take a more holistic review of PUD locations booked, not only in terms of technical and financial merits as reviewed by the Company’s independent reservoir engineering firm, but also to apply a more robust evaluation of the timing and reasonable certainty of the development plan in light of all known circumstances.

As part of the Committee’s review and adoption of the Company’s development plan as of December 31, 2014, careful consideration was given to the points outlined by the Staff regarding reasonable certainty, particularly as they relate to near term drilling plans to develop PUDs. As outlined in previous responses, PUDs written off for the five year rule have not been material to the Company’s total proved reserves, PV10 or total PUD reserves in any year since the five year limitation was implemented. However, the Company acknowledges that its near term development plans for these PUDs have not met its expectations due to the significant factors that occurred after development plans were adopted as outlined in prior responses. As a result of the Committee’s review process and as discussed in more detail below, numerous locations were revised from proved undeveloped to probable in order for the Company’s presentation of PUD reserves at December 31, 2014 to include only locations that it is reasonably certain to develop.

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As evidenced by the actions taken by the Committee with respect to the December 31, 2014 development plan, including the execution of PUD development drilling during 2015 as scheduled, the Company is committed to a more robust evaluation of development plans and assessment of reasonable certainty. The Company believes these enhancements will strengthen its reserve booking processes and enable the Company to comply with Rule 4-10(a) of Regulation S-X and the Staff’s guidance with respect to proved undeveloped reserves.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (337) 232-7028 with any additional comments or questions you may have.

Respectfully submitted,

/s/ J. Bond Clement

J. Bond Clement

Executive Vice President and Chief Financial Officer